# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Soho House & Co Inc., CIK 0001846510
CUSIP: 586001109
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 180 Strand, London, United Kingdom (X0), WC2R 1EA
Date of event which requires filing of this statement: 01/22/2025
Filed by CIK 0001040273
Persons authorized to receive notices and communications: Jana Tsilman, Third Point LLC, 55 Hudson Yards, New York, New York (NY), 10001, 212-715-3880

## Reporting persons
- Third Point LLC (CIK 0001040273): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,200,000; sole dispositive power 0; shared dispositive power 5,200,000; aggregate amount beneficially owned 5,200,000 (9.89% of the class)
  Comment: Calculations of the percentage of Common Stock beneficially owned assumes 52,560,469 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed on December 20, 2024.
- Daniel S. Loeb (CIK 0001300345): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,200,000; sole dispositive power 0; shared dispositive power 5,200,000; aggregate amount beneficially owned 5,200,000 (9.89% of the class)
  Comment: Calculations of the percentage of Common Stock beneficially owned assumes 52,560,469 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed on December 20, 2024.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01 per share
Name of issuer: Soho House & Co Inc.
Address of issuer's principal executive offices: 180 Strand, London, United Kingdom (X0), WC2R 1EA
Comment: This Statement on Schedule 13D (this "Schedule 13D") relates to the shares of Class A Common Stock, par value $0.01 per share ("Common Stock") of Soho House & Co Inc. (the "Issuer").

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Third Point LLC, a Delaware limited liability company (the "Management Company"), and Daniel S. Loeb ("Mr. Loeb" and, together with the Management Company, the "Reporting Persons").
Residence or business address: The principal business address of the Reporting Persons is 55 Hudson Yards New York, New York 10001.
Present principal occupation or employment: The principal business of the Management Company is to serve as investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the "Funds"), and to control the investing and trading in securities of the Funds. The principal occupation of Mr. Loeb is serving as Chief Executive Officer of the Management Company.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Management Company is organized as a limited liability company under the laws of the State of Delaware. Mr. Loeb is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Funds expended an aggregate of $39,748,400 of their own investment capital to acquire the 5,200,000 shares of Common Stock held by them.

The Reporting Persons and Funds may effect purchases of shares of Common Stock through margin accounts maintained for them with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Positions in shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Such margin accounts may from time to time have debit balances. In addition, since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase shares of Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons believe that the Common Stock of the Issuer is undervalued, and that the Issuer would be better able to realize value for stockholders as a private company. While the Reporting Persons support the Issuer's decision to explore a take-private transaction, the Reporting Persons have grave concerns about the process that was undertaken which resulted in a proposed transaction with the Chairman of the Board of Directors of the Issuer (the "Board"). On January 29, 2025, the Reporting Persons sent a letter to the Board expressing these concerns. That letter is attached hereto as Exhibit 99.3 and is incorporated into this Item 4 by reference.

The Reporting Persons intend to engage in a dialogue with members of the Board and management of the Issuer or other representatives of the Issuer, regarding a variety of matters, including the potential sale transaction and alternatives thereto. The Reporting Persons, through their affiliated funds and accounts, may elect to participate in the transaction, including by rolling over their equity position or providing financing to a buyer. The Reporting Persons may also engage in a dialogue and other communications regarding the Issuer with other stockholders of the Issuer, knowledgeable industry or market participants or other persons. Any dialogue or communications with any of the foregoing persons may relate to potential changes of strategy, consideration or discussion regarding one or more transactions to maximize stockholder value (including a sale of the Issuer), and other proposals that, if effected, may result in one or more of the events described in Item 4 of Schedule 13D. Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer's shares of Common Stock (or derivatives with respect thereto) on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the shares, conditions in the securities markets, general economic and industry conditions, and the Issuer's response to the Reporting Persons requests made herein, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock (or derivatives with respect thereto) or selling some or all of their shares of Common Stock (or derivatives with respect thereto). The response under Item 6 below is incorporated into this Item 4 by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: On the date of this Schedule 13D, the Reporting Persons beneficially own an aggregate of 5,200,000 shares of Common Stock held by the Funds (such shares, the "Shares"). The Shares represent approximately 9.89% of the Issuer's Common Stock outstanding. Calculations of the percentage of Common Stock beneficially owned assumes 52,560,469 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed on December 20, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Reporting Persons shares voting and dispositive power over the Shares held directly by the Funds.
Transactions in the class effected during the past sixty days: Set forth on Schedule A hereto are all transactions in the shares of Common Stock effected during the past sixty days by the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on January 29, 2025.
Other persons with the right to receive dividends or sale proceeds: Other than the Funds that directly hold the Shares, and except as set forth in this Item 5, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Other than the Funds that directly hold the Shares, and except as set forth in this Item 5, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information contained in Items 3, 4 and 5 is incorporated by reference herein, as applicable.
Derivative Transactions
The Funds may, from time to time, enter into and dispose of cash-settled equity swap, stock-settled equity swap, option or other derivative transactions with one or more counterparties that are based upon the value of shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Common Stock.
Certain of the Funds have previously held cash-settled equity swap contracts representing 2,043,561 shares of Common Stock. The equity swaps, which are no longer held, did not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer. Accordingly, the Reporting Persons did not have (and disclaim) any beneficial ownership of any securities that may be referenced in the equity swaps or shares or other securities or financial instruments that may be held from time to time by any counterparty to such contracts.
Joint Filing Agreement
On January 29, 2025, the Reporting Persons entered into a Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of this Schedule 13D (and any amendments thereto) with respect to the securities of the Issuer. Such Joint Filing Agreement is attached hereto as Exhibit 99.1.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement, dated January 29, 2025, by and between Third Point LLC and Daniel S. Loeb
99.2 Power of Attorney granted by Daniel S. Loeb in favor of Jana Tsilman and Joshua L. Targoff, dated February 9, 2024, which was previously filed with the SEC on February 13, 2024 as Exhibit 99.2 to the Schedule 13G/A filed by Third Point LLC and Daniel S. Loeb with respect to Global Blue Group Holding AG and is incorporated herein by reference.
99.3 Letter to Board, dated January 29, 2025
99.4 Schedule A

## Signatures
- Third Point LLC: /s/ Jana Tsilman, Jana Tsilman, Attorney-in-Fact (01/29/2025)
- Daniel S. Loeb: /s/ Jana Tsilman, Jana Tsilman, Attorney-in-Fact (01/29/2025)